Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three Months Ended
	February 28,
	2015	2014 (a)

Net income (loss)	$49	$(20)
Income tax expense, net	3	1
Income (loss) before income taxes	52	(19)
Fixed charges
Interest expense, net	57	72
Interest portion of rent expense (b)	6	5
Capitalized interest	5	5
Total fixed charges	68	82
Fixed charges not affecting earnings (loss)
Capitalized interest	(5)	(5)
Earnings before fixed charges	$115	$58
Ratio of earnings to fixed charges	1.7	—
Coverage deficiency	$—	$24

(a) Revised as discussed in Note 1 to the consolidated financial statements.

(b) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.